

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE
MAIL STOP 3561

April 30, 2008

Mr. Salim Ghafari
Chief Financial Officer
Global Environmental Energy Corp. (Bahamas)
P.O. Box CB-13277
Cable Beach Nassau Bahamas

    Re: Global Environmental Energy Corp. (Bahamas)
           Form 20-F for Fiscal Year Ended May 31, 2007
           Filed January 16, 2008
           Form 20-F for Fiscal Year Ended May 31, 2006, as amended
           Filed December 13, 2006 and May 24, 2008
           File No. 0-32861

Dear Mr. Ghafari:

      We have completed our review of your Forms 20-F and related filings and have no further comments at this time.

                    Sincerely,

                    Jennifer Thompson
                    Branch Chief

cc: David M. Kaye, Esq., Kaye Cooper Fiore Kay & Rosenberg, LLP